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TRANSCRIPT

JPMorgan Chase & Co. Conference Call to Discuss $5 Billion in Common

Equity to Satisfy a Supervisory Condition for TARP Repayment Requiring

Demonstrated Access to Equity Capital Markets

June 1, 2009; 5:15 PM EST

Julia Bates: Hello, this is Julia Bates, Director of Investor Relations at JPMorgan Chase. Thank you all for joining us this evening. I have a very brief mention before we get started. Today’s presentation may contain forward-looking statements and references to non-GAAP financial measures. Forward-looking statements are based on management’s current expectations and are subject to significant risks and uncertainty. Actual results may differ. For further information on these matters, please refer to the firm’s filings with the SEC and to the notes at the end of the slide presentation.

Now I would like to turn the call over to JPMorgan Chase’s Chairman and Chief Executive Officer, Jamie Dimon, and Chief Financial Officer, Mike Cavanagh. Thank you.

Mike Cavanagh: It’s Mike Cavanagh. So thanks, everybody, for joining us here. This should be a brief call, pretty straightforward message that we have for you tonight. There is a deck of slides; we just put a few together that relate to the transaction itself, followed by some backup slides that are really just from what Jamie presented at an analyst conference last week. So I’m not going to spend time reviewing those; you can look at them yourself. And we’re here to take any questions, but really just focus in on a few high points.

So obviously, as you can see, we are announcing tonight for pricing tomorrow morning a $5 billion common equity raise that would be — that’s the size. The reason here is simply that we were informed recently by our regulators that a common equity raise of this amount is a precondition for us repaying the $25 billion TARP preferred in the first wave of banks that will be doing so, and that it is a demonstration of our ability to access the equity capital markets. So that is the reason for doing the deal tonight. You saw that the

Federal Reserve also put out a release to that effect of what their terms are, right around 4 o’clock today as well. So it’s consistent with that.

Based on the conversations that we had, it’s also — this is the only item that we’ve been asked to address in order to get ourselves ready to repay. So on that basis, while we don’t have formal approval, we expect that we’ll be in that first wave of banks repaying the full $25 billion, and that timing will be as soon as they clear us. And we don’t expect it will be later than the end of the month of June.

So that’s the rationale. We think it’s important that we do repay the TARP money, return it to the government for them to use in other places. Obviously, we’ve said all along we didn’t require the capital ourselves but took it to help the system, going back to the beginning. Obviously, now our real focus is just to get back to running the Company and focus on that. And so we are glad to be in a position to take the step to repay.

I will just give you a few thoughts on our capital position, and some of these are in the press release. To just give you a forward view of all this, net of the capital raise and net of TARP repayments, we expect that our Tier 1 capital will be around $118 billion for a Tier 1 ratio of around 9.3%, and our Tier 1 Common of about $93 billion or 7.3%, obviously ratios that are substantially higher than the standard set coming out of the stress test a couple of weeks back and not substantially affected by the $5 billion raise in the context of those numbers.

In terms of just reminding folks, our comfort or our expectation for what our capital would look like in a more highly stressed environment — to just remind folks, we did these SCAP tests using the government’s more adverse scenario. They had us essentially breaking even, a small loss over a two-year scenario. We, under that scenario, explained how we saw ourselves making $10 billion or $11 billion. The point of that really is that we think we could handle a scenario over a couple of years that’s even more stressed than the scenario the government had. Were it to come to pass, though it’s not what we’re expecting, and still breakeven or make a little bit of money, which translates into us believing that in a more highly stressed environment we would be able to maintain capital ratios as strong, in the neighborhood of the ones that we would end the second quarter with, in a tougher scenario.

The last point I’ll make is just earnings outlook for the second quarter — you see the page that’s in the deck, which is a skinnied-down version of what we usually do at the end of the quarter and was updated last week, and nothing different than what — the substance of what we talked about earlier in the quarter and last week. It’s credit cost-normalized, but do so as we’ve previously described. Obviously, in our trading businesses, there’s volatility there, so we won’t give any guidance on that score. But in our other businesses, revenue expectation is in line with that guidance.

We also do know that the FDIC assessment will hit us this quarter, and that’s, as we talked about earlier, in the range of $700 million to $750 million or so. And obviously,

redeeming the TARP will create some accounting that will run through our EPS calculation that we’ll describe when we get to the quarterly earnings.

So with that, I will just throw it open to any questions you all have on that. But in sum, it’s simply a capital raise to get us in a position to meet the final requirement to allow us to repay TARP in the first wave. We think it’s well worth taking that step. And again, we’ll close the book and price the transaction in the morning before the market opens.

So operator, why don’t you open up the lines for questions?

Operator: (Operator instructions) We have a question coming from the line of John McDonald.

John McDonald: First question — why don’t the capital ratios go up more? Just running some rough numbers, if the RWA is roughly the same, $5 billion in capital plus a little bit of earnings, it would seem like the ratio should go up 400-500 basis points. Is there a big move in the risk weighting, or is there some change in accounting on the risk weighted that would change that?

Mike Cavanagh: It’s a little bit — as we talked about, some of the RWA goes up with some of the credit card stuff that we talked about for FAS 140; some of that happens this quarter, the stuff we talked about between now and the beginning of 2010.

Jamie Dimon: (multiple speakers) $40 billion.

Mike Cavanagh: Yes.

Jamie Dimon: So I wanted to say, that one add is $40 billion.

John McDonald: Right. So is that the majority? That’s the main reason we’re not seeing the ratios move?

Mike Cavanagh: Yes.

John McDonald: Can you give any color on why $5 billion? Why not $1 billion to show the access? Why not $10 billion to get more done? Could you give some color on that?

Mike Cavanagh: No, can’t really. It’s the number provided to us by the government that in their minds is meeting the requirement that they set for us.

John McDonald: Why does the Tier 1 total dollar amount go up a bit more than the Tier 1 Common?

Mike Cavanagh: It’s probably a little bit of rounding. I’ll have to go back and take a look at that for you. On the projected ratios and the projected capital dollars, it’s a couple of weeks away or a month away. So consider those to be — it will be those numbers or better. So consider them to be expressions of how strong the capital position is as opposed to precise guidance.

John McDonald: And just to be clear, the FAS 140 takes effect next quarter for regulatory purposes, then GAAP next year? Is that right?

Jamie Dimon: No. The conduits are already in regulatory but not in GAAP. Credit card will be counted in regulatory but not in GAAP. And next year they both go GAAP. So for regulatory you have — the biggest effect has already happened.

John McDonald: Right, and the card starts the second quarter, the credit card?

Jamie Dimon: The card for regulatory, not GAAP. We disclosed that in the last presentation, exactly how that works.

Operator: And you have a question from the line of Mike Mayo.

Mike Mayo: Do you have anything else to issue for long-term debt markets? Or, what was your threshold for how much debt you had to issue there?

Mike Cavanagh: No. As you’ve seen us issue several deals, $7.5 billion in total non-guaranteed debt, if that’s what you’re getting at, and we think that’s sufficient demonstration of able to issue without guarantees.

Jamie Dimon: We believe we’ve met all the terms to get out of TARP. If we don’t get out of TARP, we would be very surprised. We don’t think we should be surprised.

Mike Mayo: And I’m just reading the Federal Reserve press release again. Is there any threshold for how much debt you would have needed to issue? Would it have been 3 or 5?

Jamie Dimon: We have been told we met those terms. (multiple speakers) We’ve been told we met the terms. There is no threshold. They can change that. They’re the regulators; you obviously have seen, they can do whatever they want.

Mike Mayo: And any idea of how they came up with the requirement of $5 billion?

Jamie Dimon: No, you’ve got to ask them.

Mike Mayo: Okay. And, just to reiterate — no change in guidance from what you said before? Because I’m sensing capital markets are a bit better here, and you’re saying it’s kind of the same?

Jamie Dimon: Well, with the same — we spoke to you on Wednesday. Has it changed since Wednesday? Not really. I’m sure there are pluses and minuses in all the businesses since Wednesday, but it’s still approximately the same.

Mike Mayo: But since the start of the quarter, I guess I’m hearing you that credit costs are normalizing at a higher level; that’s worse. Capital markets are a little bit better. Or any other — since I wasn’t able to ask — .

Jamie Dimon: There’s a page in the presentation that gives all of the forward-looking stuff. And what we said about trading, it was okay. DVA was going to be negative, credit costs we’re not going to completely know until we analyze everything at the end of the quarter, particularly when it comes to reserves. There’s a very good chance we’ll be building reserves a little bit this quarter across the spectrum of the businesses, though maybe not a lot.

Operator: And we have a question from the line of James Mitchell.

James Mitchell: Can you talk about — if I look at the data that you guys disclosed on the discount for the TARP, about $1.2 billion, is that what we should assume is the pretax charge coming through the income statement this quarter?

Jamie Dimon: No. That is — will be treated like a dividend paid. So it does not change your earnings, but it changes your earnings available to common shares.

Mike Cavanagh: So it will be an EPS impact that will —

James Mitchell: It will be below the line on EPS? Okay.

Mike Cavanagh: Correct

James Mitchell: Okay. And is that contemplated when you talk about your Tier 1 at the end of the quarter? Are these (multiple speakers) — this and the FDIC charge are all in there?

Jamie Dimon: Yes.

James Mitchell: Okay, great. Thank you.

Operator: The next question comes from the line of Matt Burnell.

Matt Burnell: Quick question in terms of the regulators and the repayment of TARP — have there been any discussions related to the repayment of TARP on an installment basis?

Mike Cavanagh: No. As we said, these terms put us in a position to repay TARP in full.

Jamie Dimon: Plus we do not know about everybody else. We believe that for us it’s repayment in full by the end of June.

Operator: The next question comes from the line of Tony Kaneris.

Tony Kaneris: What about restrictions on allocating capital in the future — buybacks, dividends, things like that?

Jamie Dimon: When we repay TARP, all those restrictions go away.

Tony Kaneris: So, you can issue equity, repay TARP and then buy back stock the next day?

Jamie Dimon: I would assume that that’s true. We’re free and clear, like a real American free citizen, corporate citizen, like we were in the past. Obviously, they have to approve certain things. But that was true in the past, too.

Operator: We have a question coming from the line of Betsy Graseck.

Betsy Graseck: Just wondering what kind of capital ratios you will manage to, once you get out of TARP?

Mike Cavanagh: Those levels will be a little bit north of 9% on Tier 1, and that’s versus our historic ratios of 8% to 8.5% on a Tier 1 type of basis. We always manage the component of preferreds that were — you know, it’s a pretty small number. So we’ll probably run a little bit higher than that, [Betsy], but we haven’t really firmed up what that — on the other side of all this, but not by much.

Jamie Dimon: (multiple speakers) I would just assume for now, it would be 9% Tier 1 and 7% Tier 1 Common.

Betsy Graseck: Yes, so the Tier 1 Common, you are going to have an explicit kind of —

Jamie Dimon: Yes, but we are trying to do what’s right for the country, too. And that was a tremendous temptation to increase those ratios so we don’t have to go through this anymore, but 7% is probably a pretty good number for now.

Operator: (Operator instructions) Your next question comes from the line of Jeff Harte.

Jeff Harte: About the Tier 1 ratio not changing, and because of risk-weighted assets, I think you might have addressed this, but I want to make sure I’m thinking about it correctly. How about the actual Tier 1 Common only going up by the $5 billion you’re raising?

Mike Cavanagh: Like I said, there’s an element of conservatism in our forecast. Think of these as being at least that much. But as we talked about earlier, there is the fact that we do take — aside from our normal earnings outlook, we do have the FDIC assessment of $750 million or so, and we have the impact of retiring the TARP dividend itself, versus its book value.

Jamie Dimon: Which is $1 billion.

Mike Cavanagh: That’s another $1 billion.

Jamie Dimon: And OCI probably got a little bit worse this quarter. We know it got a little bit worse from mortgage movements. So it’s conservative, but there’s a bunch of stuff that goes in and out of that number.

Operator: Your next question comes from the line of Meredith Whitney.

Meredith Whitney: A few boring accounting questions. Number one, it was unclear to me on the stress test call, for starters, once you pay back TARP, are you subject then to further stress tests? And then, specific to the stress test, did the stress tests, the adverse scenario, incorporate FAS 140, the assets coming back on balance sheet? That’s my first sort of two-part question, then I just have a quick follow-up.

Jamie Dimon: First of all, FAS 140 was in the stress test.

Meredith Whitney: Under an adverse scenario?

Jamie Dimon: Yes, it was. It was in the starting point, so when you actually look at the test, they put it on as if it happened immediately. So —

Mike Cavanagh: It was done over time. It was incorporated in the thinking of the stress tests.

Jamie Dimon: It was in Corporate.

Mike Cavanagh: I’m not sure that it was done day one. You can go back and look at those exams, but it was in over the course of the two years.

Meredith Whitney: And then you’ve paid it back, you’ve paid back the TARP, rather, and you’re then out of the woods in terms of being examined on future stress tests? Or that’s to be determined?

Mike Cavanagh: I think then we’re just back in normal supervisory environment and normal JPMorgan Chase management of its own capital. And that would include us doing our own scenario analysis on capital adequacy and the supervisors making sure that they are comfortable with that work.

Jamie Dimon: And I think stress test will be a regular part of that. We also think they should be. It won’t be this type; this is probably a once in a lifetime thing, but they should regularly be looking at how companies can handle funding, liquidity, assets, losses and capital under stressed environments.

Meredith Whitney: Okay. This is a little bit “cart before the horse”, but the legislation that’s proposing higher capital requirements on derivatives account contracts — how would that affect your capital?

Jamie Dimon: I’m not sure what you are referring to in terms of legislation about derivative capital. There’s a lot of stuff that’s being talked about derivatives, and but we already incorporate in all of our models capital for derivatives, because those models are approved by the regulators.

Meredith Whitney: Okay, but they are higher capital —

Jamie Dimon: It’s not accurate — people say derivatives aren’t regulated. The stuff that we do is highly regulated. By the OCC and the Fed, all models are approved, like any other models, and it’s pretty rigorous, and it includes capital. So we have capital charges, credit capital charges for counterparty risk and things like that.

Meredith Whitney: No. I understand that. That’s clear. But in terms of the higher capital requirements, is there any way for us to assess or any way for us to estimate what that might do to the capital ratios? Or, is it too soon?

Mike Cavanagh: Too soon, I would say.

Operator: Your next question comes from the line of Nancy Bush.

Nancy Bush: The issue of the warrants — have you arrived at a price at which the warrants will be bought back, or can you give us some guidance about what’s going to happen to the remaining warrants?

Jamie Dimon: None of this has anything to do with the warrants. Unfortunately, the warrants are in the bailiwick of the Treasury Department, so we don’t know yet. But we would like that that get resolved too, sooner rather than later. And we are hoping that, out of fairness, they cancel 50% of them, since we will have repaid TARP.

Nancy Bush: The other question, Jamie, would be on rebuilding the dividend. After you are able to start read building the dividend, is there any kind of a road map for how you would like to go?

Jamie Dimon: It is a board-level decision, but what we really want to do — and we do think like the “Armageddon trade” is off the table. But I think, before we start, and obviously, the board may feel differently. But before we start increasing the dividend, we think we are through the woods. And you start just — which I think — read as, that you know the charge-offs are starting to come down in the loan loss provisioning. So you have a higher comfort that you have a strong base of earnings on which to start paying a dividend. If we’re lucky, that could actually happen around the turn of the year, to an extent. But we can’t forecast the future, but we’d still believe in the 30% or 40% of normalized earnings, but we want to get through this extreme environment before we start raising it.

Nancy Bush: One final thing, and I realize this is probably not answerable, at least in words that you can say on a conference call. But what was the reason — you guys just went through a stress test in which you had adequate capital. What is the reason for making you do this?

Jamie Dimon: We think — any argument you could think of, you could assume we made with our regulators. And as you could also expect, they won. And the $5 billion I would put in the de minimis category. It’s not that big.

The primary reason was access to equity capital markets, and it’s hard for me to imagine that really applies in JPMorgan’s case. But I’m hoping if they do that — that our number is low relative to risk-weighted assets compared to everyone else, because of our extremely strong capital position.

Now, I would give the Federal Reserve the benefit of the doubt on this one because I think they’ve acted extremely well and thoughtfully throughout this crisis. So I wouldn’t want to make a cause to celebrate out of this particular plan. I would like to see that it was fairly applied.

Operator: Your next question comes from the line of Ron Mandle.

Ron Mandle: I guess I was wondering two things, one for Mike in regard to repaying the TARP preferred out of cash. It seems like — should we be thinking that that actually would be accretive because, at this level of interest rates, the preferred dividend is higher than the cost of cash you are using?

Jamie Dimon: Yes.

Mike Cavanagh: All by itself, yes. That’s right.

Ron Mandle: Although not hugely. And then, just more broadly, Jamie, as long as the Treasury still owns some warrants and then you have debt outstanding under the TGLF, do you think that Washington will still find a way to be more involved in your operations than they would be otherwise, even after repaying TARP?

Jamie Dimon: Yes. I think it’s wrong and improper for people to look at TGLF and put that in the boat as government, etc. They put a program in place for everybody. It was asymmetrically not good for us, you know. If it saved us an average 100 to 200 basis points of per debt deal, we could have gone to the markets and only saved us 100 or 200.

It saved some people 500 or 600, and some people couldn’t have gone to the markets at all. I mean, if getting out meant that we had to give up doing any more TGLF, we would do that. We don’t need it.

Like everyone on the TGLF — and the second is the warrants. We don’t know; we are waiting for Treasury guidance. But the rules relating to all the restrictive stuff related to TARP, not to the warrants.

Mike Cavanagh: That’s the specific point — is that the restrictions, the specific restrictions are related to the TARP preferred. Obviously, in this environment, we intend to run the place in a responsible fashion. So I’m not particularly worried about anything away from that.

Ron Mandle: I guess I was just concerned that if people in Washington still want to have control, they can look at this and look at that, and that would be two things to look at —

Jamie Dimon: That would be true without the TGLF or the warrants as well. We are a supervised institution.

Ron Mandle: Right, but Congress could look at that, anyway. Okay, thanks very much.

Operator: And there is follow-up question from John McDonald.

John McDonald: My question was answered. Thank you.

Operator: And there are no further questions, sir.

Mike Cavanagh: Great. Thank you, everybody. Take care.